EMPLOYMENT AGREEMENT

Between:  QSound Labs, Inc., 400 - 3115 12th Street NE, Calgary, AB  T2E 7J2, phone 403 291 2492,  fax 403 250 1521 (“Employer”) and Robert Starr, 6245 North Point Court, Aptos, CA  95003 (“Employee”).

WHEREAS the Employer wishes to employ the Employee upon the terms and conditions contained in this Employment Agreement and Employee agrees to accept such employment;

NOW THEREFORE in consideration of the mutual covenants and agreements herein contained and for other good and valuable consideration, the parties agree as follows:

1.00

Employment

1.01

Employment  The Employer hereby employs the Employee upon the terms and conditions contained in this Employment Agreement (“Agreement”), and Employee hereby accepts the employment Employee upon the terms and conditions contained in this Agreement.

2.00

Term.

2.01

Term  The employment term shall commence on June 17, 2002 and shall continue until terminated in accordance with the provisions hereof.

3.00

Position/Duties

3.01

Position/Duties  Employee’s initial position shall be Vice President – Business Development and Employee’s primary responsibilities shall be:

a)  maintaining customer relationships and exploring new business opportunities with Employer's existing audio licensees and customers;

b) targeting, contacting and making proposals and presentations to new potential audio licensees and customers;

c)  exploring new business opportunities, specifically including the mobile consumer electronics market;

d)  providing business development input directed to Employer's product planning and marketing process;

together with such other duties as may be assigned from time to time by Employer and which are consistent with Employee’s position as set forth above. Employer reserves the right to change Employees position and duties in its sole discretion.

3.02

Performance  Employee shall:

a) devote his full time and attention to the business and affairs of the Employer;

b)  perform those duties that may reasonably be assigned to the Employee diligently and faithfully to the best of the Employee’s abilities and in the best interests of the Employer; and

c)  use his best efforts to promote the best interests and goodwill of the Employer.

4.00

Reporting

4.01

Reporting  The Employee shall report to the President of the Employer or to such other individual as may be designated from time to time by Employer.  The Employee shall report fully on the business development affairs of the Employer and advise to the best of his ability and in accordance with reasonable business standards on business matters that may arise from time to time during the term of this Agreement.

5.00

Remuneration

5.01

Base Salary  The annual base salary (“Salary”) payable to the Employee for his services hereunder shall be One Hundred and Ten Thousand Dollars U.S. ($110,000.00 U.S.) payable (less all such deductions and withholding as may be required by law or regulation) in equal semi-monthly instalments in arrears on the 15th and last day of each month or otherwise in accordance with Employer’s payroll policies.

5.02

Quarterly Bonus  Subject to achievement of certain performance criteria by the Employee, the Employee shall be eligible to receive a bonus in the aggregate amount of up to $40,000 U.S. per year, at the rate of up to $10,000 U.S. per calendar quarter, the first such quarter being July to September, 2002.  Performance criteria for earn-out of the bonus shall be agreed upon from time to time by the Employer and the Employee .

5.03

Options  The Employer agrees to grant to the Employee up to 200,000 options to purchase common shares of the Employer at current market price.   The options will vest based upon achievement of performance criteria and the Employer and the Employee agree to negotiate in good faith and agree upon the performance criteria and vesting schedule.

5.04

Additional Bonus  The Employee shall be eligible to receive an additional bonus, subject to achievement of success measured by revenue generation, in the mobile consumer electronics market. The Employer and the Employee agree to negotiate in good faith the determination of what constitutes such success, and the specific details of such additional bonus.

5.05

Vacation  The Employee shall be entitled to three weeks’ paid vacation per fiscal year of the Employer at a time approved in advance by the President, which approval shall not be unreasonably withheld but shall take into account the staffing requirements of the Employer and the need for the timely performance of the Employee’s responsibilities (Employer is aware of and approves of prior arrangements made for September 2002). In the event that the Employee decides not to take all the vacation to which he is entitled in any fiscal year, the Employee shall be entitled to take such vacation in the next following year at a time approved in advance by the President.

6.00

Work Location/Expenses

6.01

Work Location  The Employee shall work from his residence in Aptos, California.  The Employee agrees to travel as may be required to carry out his duties and responsibilities hereunder, and to travel to the Employer's head office in Calgary, Alberta at least once per month if requested by the Employer.

6.02

Expenses  The Employee shall be reimbursed for all reasonable and pre-approved travel and other out-of-pocket expenses which are in accordance with Employer’s then current policies and which are actually and properly incurred by the Employee from time to time in connection with carrying out his duties hereunder.   The Employee shall furnish the Employer with statements and vouchers of expended as and when required by the Employer.

7.00

Employment Policies

7.01

Employment Policies  The Employee agrees to be bound by the Employer's employment policies, as may be amended from time to time by Employer, except to the extent that such policies conflict with any provision of this Agreement, in which case the conflicting provision of this Agreement shall govern.  A copy of Employer's current employment policies is attached hereto and incorporated into this Agreement.

8.00

Termination

8.01

Termination  This Agreement and Employee's employment may be cancelled:

a) by the Employer at any time during the first year of employment upon four weeks' prior written notice to the Employee;

b) by the Employer at any time in the second year of employment upon 6 weeks' prior written notice, in the third year of employment upon 8 weeks prior written notice and in the fourth and any subsequent year of employment upon 16 weeks prior written notice; and

c) at any time by the Employee upon four weeks' prior written notice to the Employer.

8.02

Waiver   Employee hereby expressly waives any right, by implication or otherwise, which Employee might otherwise have or claim to reasonable notice upon termination of employment.

8.03

Upon Death  This Agreement shall terminate without notice upon the death of the Employee.

9.00

Non-solicitation

9.01

Non-Solicitation  The Employee hereby agrees that he will not, during the period commencing on the date hereof and ending one year following the expiration of the term of, or termination of, this Agreement, be a party to or abet any solicitation of customers, clients or suppliers of the Employer or any of its subsidiaries, to transfer business from the Employer or any of its subsidiaries to any other person, or seek in any way to persuade or entice any employee of the Employer or any of its subsidiaries to leave that employment or to be a party to or abet any such action.

10.00

Non-Competition

10.01

Non-Competition  The Employee hereby agrees that he will not, during the period commencing on the commencement date of employment and ending one year following the expiration of the term of, or termination of, this Agreement; i) be employed by or provide services to any person, corporation or other entity located in the United States, which may be or is contemplating to be engaged in any business which is directly or indirectly competitive with the services, technologies or products in which the Employer is or is contemplating to be engaged in (“Competitor”); or ii) own any equity interest greater than 5%  in or manage or participate in the management of or be in any other way connected with a Competitor.

11.00

Return of Materials

11.01

Return of Materials  All files, forms, brochures, books, materials, written correspondence, memoranda, documents, manuals, computer disks, software products and lists (including lists of customers, suppliers, products and prices) pertaining to the business of the Employer or any of its subsidiaries and associates that may come into the possession or control of the Employee shall at all times remain the property of the Employer or such subsidiary or associate, as the case may be.  At the request of the Employer, or on termination of the Employee’s employment for any reason, the Employee agrees to deliver promptly to the Employer all such property of the Employer, and any equipment belonging to Employer, in the possession of the Employee or directly or indirectly under the control of the Employee.  The Employee agrees not to make for his personal or business use or that of any other party, reproductions or copies of any such property or other property of the Employer.

12.00

Governing Law

12.01

Governing Law  This Agreement shall be governed by and construed in accordance with the laws of the Province of Alberta.  For purposes of all legal proceedings, this Agreement shall be deemed to have been performed in the Province of Alberta, and the courts of the Province of Alberta shall have exclusive jurisdiction to entertain any action arising under this Agreement.

13.00

Severability

13.01

Severability  If any provision of this Agreement shall be held by any court of competent jurisdiction to be invalid or unenforceable, in whole or in part, such invalidity or unenforceability shall not affect the validity or enforceability of the remaining provisions, or part thereof, of this Agreement and such remaining provisions, or part thereof, shall remain enforceable and binding.

14.00

Enforceability

14.01

Enforceability  The Employee hereby confirms and agrees that the covenants and restrictions pertaining to the Employee contained in this Agreement, including, without limitation, those contained in sections 9.01 and 10.01 hereof, are reasonable and valid and hereby further acknowledges and agrees that the Employer would suffer irreparable injury in the event of any breach by the Employee of his obligations under any such covenant or restriction.  Accordingly, the Employee hereby acknowledges and agrees that damages would be an inadequate remedy at law in connection with any such breach and that the Employer shall therefore be entitled in lieu of any action for damages, temporary and permanent injunctive relief enjoining and restraining the Employee from any such breach.

15.00

No Assignment

15.01

No Assignment by Employee  The Employee may not assign, pledge or encumber the Employee’s interest in this Agreement nor assign any of the rights or duties of the Employee under this Agreement without the prior written consent of the Employer.

16.00

Successors

16.01

Successors  This Agreement shall be binding and on and enure to the benefit of the successors and assigns of the Employer and the heirs, executors, personal legal representatives and permitted assigns of the Employee.

17.00

Notices

17.01

Notice  Any notice required to be given hereunder shall be in writing and shall be sent by personal delivery or, except during any period when postal service in interrupted, by prepaid registered mail, certified mail or overnight courier or by facsimile ("other communication") addressed as first set forth above.

 17.02

Receipt  Notices shall be effective as follows:  i) if given by registered mail or certified mail ten business days following the date upon which it was sent; ii) if personally delivered during normal business hours, when so delivered; or iii) if sent by courier, by next business day; and iv) if given by other communication on the day of transmission unless such day is not a business day in which case the next following business day. Employer and Employee may change the address designated from time to time, by notice in writing to the other party.

19.00

Miscellaneous

19.01

Waiver  The waiver of, or failure to enforce, any breach or default hereunder shall not constitute the waiver of any other or subsequent breach or default.

19.02

Entire Agreement  This Agreement and the Non-Disclosure Agreement of even date is the  entire agreement and supersedes all other agreements between the parties, whether oral or written, or advertising representations, in connection with the subject matter hereof.  This Agreement shall not be subject to change or modification except by the execution of another agreement in writing subscribed to by the parties hereto.

19.03

Further Assurances  Each party agrees to execute all documents and perform all acts as may be required in order to give effect to the transactions contemplated hereunder.

19.04

Counterpart  This Agreement may be executed in counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same original.

19.05

Limitation of Liability. Employee acknowledges and agrees that Employer shall not be liable for any misrepresentations (including negligent misrepresentations) which may be made (whether directly or by implication) to Employee by Employer, its officers, employees or agents, either prior to or following the date of this Agreement, including but not limited to misrepresentations regarding the nature and/or existence of the employment opportunity offered and/or Employee’s employment with Employer.

IN WITNESS WHEREOF the parties hereto have executed this Agreement as of the date first above written.

QSound Labs, Inc.

per

/s/ David Gallagher

/s/ Robert Starr

       Employee                                                                            Witness